[LETTERHEAD OF ALSTON & BIRD LLP]

Stephen R. Stone	Direct Dial: 404-881-4688	E-mail: steve.stone@alston.com

December 14, 2007

Via EDGAR Filing and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:		Ms. Pam Howell
Mail Stop 3561
Telephone No. (202) 551-3357

	Re:	Duke Realty Corporation (“Duke,” or the “Company”)
Definitive Proxy Statement on Schedule 14A,
as filed on March 15, 2007 (Commission File No. 1-9044)
(the “2007 Proxy Statement”)

Dear Ms. Howell:

On behalf of our client, Duke Realty Corporation, we are providing this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission as set forth in your letter, dated December 3, 2007 (the “Comment Letter”) relating to Duke’s 2007 Proxy Statement.  The Comment Letter requested that the Company respond to the Staff’s comments by December 17, 2007 or notify the Staff of the date by which it intends to respond.  The Company is considering the Staff’s comments and will respond no later than December 21, 2007.

If you have any questions, or require any additional information, please feel free to contact me at (404) 881-4688.

Yours truly,

/s/ Stephen R. Stone

Stephen R. Stone

cc:           Mark C. Kanaly